United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of August 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 2Q24 Earnings Presentation August 2024

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP + Non-int. CC Receivables (1.0), Risk Adjusted Net Interest Margin IEP (2.0), Risk Adjusted Efficiency Ratio. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. 2

EARNINGS PRESENTATION | 2Q24

Highlights of the quarter

2Q24

Financial

Revenue growth

Total gross revenue

R$ 2.4 bn

+24% YoY

Record

Bottom line

Net income

R$ 223 mm

+247% YoY

Record

Profitability

ROE

10.4%

+6.8 p.p. YoY

Record

Operational

Number of clients

Total clients

33 mm

+5.5 mm YoY

Record

AuC

Assets under custody

R$ 105 bn

+37% YoY

Record

Transactional volume

Cards + PIX TPV

R$ 290 bn

+47% YoY

Record


12:30
inter
R$
US$
Loop
R$ 1.234,00
Pix
Pagar
Cartões
Investir
Shopping
Gift Card
Mostrar mais
Limite cartão de crédito
R$ 900,00
Utilizado
R$ 2.100,00
Disponível
Meu Porquinho
R$ 1.234,00
Pontos Loop
1 milhão

Note: Definitions are in the Glossary section of this Earnings Presentation.

3

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Agenda 1.CEO Overview 2.Business Update 3.Financial Performance

EARNINGS PRESENTATION | 2Q24

Growth + profitability = **delivering 60/30/30**

Growth

+35 % YoY
Loan growth

+5.5 mm YoY
Total clients

+47 % YoY
Cards + PIX TPV

+28 % YoY
NII

Profitability

+6.8 p.p YoY
ROE

+271 % YoY
Pre-tax income

5.5 p.p YoY
Efficiency ratio improvement

16 % YoY
Cost of funding improvement

=

Delivering

60/30/30

Note: Definitions are in the Glossary section of this Earnings Presentation.

5

EARNINGS PRESENTATION | 2Q24

A platform that **generates alpha**

YoY Growth
In %


12:30
inter
R$
US$
Loop
US$ 1.234,00
Carregar
Transferir
Cartões
Remessa internacional
Gift Card
Mostrar mais
Dólar
Euro
Peso Chileno
Peso Argentino
US$ 970,41
€ 930,41
R$ 4,90
Meu Porquinho
US$ 1.234,00


Excess Growth
Market[1]
+3%
Inter[2]
+23%
Individuals Banking Accounts
+8x
Market[3]
+6%
Inter[4]
+23%
Business Banking Accounts
+4x
Market[5]
+23%
Inter[6]
+93%
FGTS Loans
+4x
Market[7]
+11%
Inter[8]
+24%
Cards TPV
+2x
Market[9]
+17%
Inter[10]
+36%
Home Equity PF
+2x

Note: Notes are in the Appendix section of this Earnings Presentation.

6

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Total Individuals with Banking Accounts1 197 mm Total PIX Transactions3 13.6 bn Total Cards Volume6 964 bn Total Business9 22.1 mm Total Payroll Portfolio12 659 bn Total CC Portfolio15 582 bn Total FGTS Portfolio18 ~70 bn Total HE PF Portfolio21 21bn Significant growth potential already in our ecosystem Market Share/Penetration In % Transaction-Based Individuals Accounts Business Accounts PIX Cards TPV Payroll Credit Cards FGTS Loans Home Equity PF Credit-Based Potential within client base Inter today Market 24.7%/ 5.5mm11 15.6% / 2.2 bn5 6.9% / 67 bn8 5.0% / 32.9 bn14 7.3% / 42.5bn17 13.3% / 9.3 bn20 13.3% / 2.8 bn23 15.6% / 30.3 mm2 8.0% / 1.1 bn4 2.5% / 24 bn7 9.5% / 2.1 mm10 0.7% / 4.4 bn13 1.8% / 10.5 bn16 3.6% / 2.6 bn19 6.0% / 1.3 bn22 7Note: Notes are in the Appendix section of this Earnings Presentation.

EARNINGS PRESENTATION | 2Q24

Relentless focus on **innovation and user experience**

Hyper Personalized App

1 personalized app
tailor made for each customer

+ Engagement + Revenue + Recurrency

Seamless UI

7 integrated verticals with over 50 products

We are able to reach

+15 mm

logins per day[1]


inter
R$
US$
Loop
Conta Digital
R$ 75.890,15
Pix
Pagar
Cartões
Meu Porquinho US
Invest
Pix no Crédito
Mostrar mais
LCA equivalente a um CDB de
104%
do CDI
Conhecer
Crédito Veicular
Parcela atrasada
R$ 1.600,26
Vencida há 4 dias
Assessoria
Fale com seu
Banker Win

Improving Client Digital Journey

Generating:

Higher sales

Lower expenses

More revenue opportunities

UX Focus

+33 mm

Total Clients

With a frictionless & simple experience

Note 1: The login volume used in this calculation is based on the average between June 20 to June 30. Note 2: Internal models used across Inter&Co's teams and processes.

8

EARNINGS PRESENTATION | 2Q24

Firing on all cylinders: excellence across 7 verticals

Shopping

R$1.1bn GMV[2]

Strong growth acceleration

Banking

33.3mm clients

Strong client base


inter
R$ 75.890,15
104%
do CDI
Crédito Veicular
R$ 1.600,26
Assessoria

Global

USD516mm AuC

Attracting higher income clients

Credit

R$35.7bn portfolio

Scaling-up consumer finance products

Loyalty

8.3mm clients

Driving engagement in the app

Investments

R$105bn AuC

Fully digital & complete platform

Ir

1mm policies sold[2]

Asset-light business model

Note 1: Definitions are in the Glossary section of this Earnings Presentation. Note 2: In 2Q24.

9

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Agenda 1.CEO Overview 2.Business Update 3.Financial Performance

EARNINGS PRESENTATION | 2Q24

Client activation and engagement: a consistent upward trend

Total Clients

Total Number of Clients
In millions


Δ Active clients
+1.1
+0.9
+0.9
+1.0
+1.0
+1.0
+0.9
+1.0
+1.0
20.7
22.8
24.7
26.3
27.8
29.4
30.4
31.7
33.3
10.7
11.6
12.6
13.5
14.5
15.5
16.4
17.4
18.4
51.7%
51.2%
51.0%
51.5%
52.2%
52.7%
54.0%
54.9%
55.3%
+3.8 YoY
+3.9 YoY
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Active Clients

Business Clients

~80% Activation Rate


interpag
inter
inter

Business Accounts
In millions


+23% YoY
1.3
1.4
1.5
1.6
1.7
1.8
1.9
1.9
2.1
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24

11

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Quarters of relationship Cards + PIX TPV per Active Client In R$ thousand, monthly Cards + PIX TPV1 In R$ billions Transactional platform creates massive opportunity for consumer finance Sources: Banco Central do Brasil. Note 1: Height of PIX volume was reduced to fit on page. Note 2: Consumer finance portfolio includes PIX financing, bill financing, overdraft, BNPL and other unsecured credit lines. 2Q24 1Q18 12 Banking 47% 49% 49% 51% 51% 53% 51% 51% 49% 49% 20 21 24 23 24 177 198 230 234 266 197 219 253 257 290 0. 0 10. 0 20 .0 30 .0 40 .0 50 .0 60 .0 70 .0 80 .0 2Q23 3Q23 4Q23 1Q24 2Q24 Credit Debit PIX %YoY +47% +50% +24% +15% +33% Credit 175 330 1Q24 2Q24 Consumer Finance Portfolio2 In R$ millions QoQ+89% PIX Financing Buy Now Pay Later 0 2 4 6 8 10 1 3 5 7 9 11 13 15 17 19 21 23

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 GMV In R$ millions 756 869 1,050 994 1,136 2Q23 3Q23 4Q23 1Q24 2Q24 13 Shopping and Loyalty: engaging clients in the super app +50% YoY Shopping Loyalty 1.7 8.3 0.0 1.0 2. 0 3. 0 4.0 5. 0 6.0 7.0 8.0 9.0 10.0 2Q23 2Q24 Clients In millions +398% YoY 1.7 X Higher Gross ARPAC2 Increasing Engagement + 10.3 MM Transactions1 +12% YoY 3.2 MM Active Clients +17% YoY Note 1: Number of transactions through Inter Shop during the quarter. Note 2: Average Loop clients ARPAC vs average non-Loop clients ARPAC.

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 14 Insurance 344 322 389 404 1,023 39 47 47 52 58 0 10 2 0 3 0 4 0 5 0 6 0 -5 0 150 35 0 55 0 75 0 950 115 0 135 0 2Q23 3Q23 4Q23 1Q24 2Q24 +650 k FGTS Insurance Sales New Product Policies Sold Investments 77 83 92 95 105 3.6 4.2 4.7 5.3 5.7 -3. 0 -2. 0 -1.0 0. 0 1.0 2. 0 3. 0 4. 0 5. 0 6. 0 7. 0 40.0 50.0 60.0 70.0 80.0 90.0 100.0 110.0 120.0 2Q23 3Q23 4Q23 1Q24 2Q24 R$ 2.1 BN Meu Porquinho AuC +55% YoY R$ 11 BN 3rd Party Fixed Income +48% YoY 2.6 MM Active Clients +70% YoY Sales and Revenues In thousands and R$ millions Net Revenue AuC & Active Clients In R$ billions and millions Assets Under Custody Active Clients Note: Definitions are in the Glossary section of this Earnings Presentation. Insurance and Investments: harvesting cross-selling opportunities

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 26 48 58 101 155 187 243 335 362 4 8 26 41 66 85 121 123 154 30 56 84 142 221 272 364 459 516 - 100 200 300 400 500 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 AuC & Deposits in US Dollars In USD millions Assets Under Custody2 Deposit Balance1 Total Note 1: Amount included in Demand Deposit and Time Deposits balance on IFRS Financial Statement. Includes securities under Inter&Co Securities Custody. Note 2: Assets under Inter&Co Securities Custody. Global: expanding our product offering in the US 3.3million Global Clients ↑ YoY 15 133% Global

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Agenda 1.CEO Overview 2.Business Update 3.Financial Performance

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Outperforming the market on credit growth Annualized Implied Rates1 In % 21%, 4.2 20%, 4.4 19%, 4.7 20%, 4.9 20%, 5.2 19%, 5.5 20%, 6.3 21%, 6.6 19%, 6.9 7%, 1.5 7%, 1.5 6%, 1.6 7%, 1.7 7%, 1.8 7%, 2.0 7%, 2.3 8%, 2.5 8%, 2.821%, 4.2 21%, 4.6 20%, 4.8 20%, 5.0 20%, 5.2 18%, 5.0 17%, 5.2 16%, 5.1 14%, 5.0 1%, 0.2 2%, 0.4 3%, 0.7 4%, 1.1 5%, 1.3 6%, 1.6 6%, 1.9 7%, 2.4 7%, 2.6 15%, 2.9 14%, 3.0 14%, 3.4 12%, 3.1 12%, 3.2 12%, 3.4 12%, 3.9 11%, 3.4 12%, 4.4 2%, 0.5 3%, 0.6 3%, 0.7 3%, 0.8 3%, 0.7 3%, 0.8 2%, 0.7 3%, 0.8 2%, 0.8 30%; 6.0 29%; 6.4 28%; 6.9 29%; 7.3 29%; 7.7 31%; 8.7 30%; 9.5 31%; 10.1 29%; 10.5 19.5 21.0 22.7 23.8 25.1 27.0 29.8 30.9 33.0 2%, 0.4 5%, 1.0 8%, 1.8 5%, 1.3 5%, 1.3 4%, 1.2 4%, 1.2 4%, 1.3 8%, 2.7 19.9 22.0 24.5 25.1 26.5 28.3 31.0 32.1 35.7 0 .0 5 .0 10 .0 15 .0 2 0. 0 2 5. 0 3 0. 0 3 5. 0 4 0. 0 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Gross Loan Portfolio In R$ billion 16.1% 18.5% 16.7% 21.0% 66.5% 0 .0% 10 .0% 2 0. 0% 3 0. 0% 4 0. 0% 5 0. 0% 6 0. 0% 7 0. 0% 8 0. 0% 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 17 QoQ YoY +11% +35% Total +110% +103% Anticip. of CC Receiv. +7% +31% Total Excl. Anticip. of CC Receiv. +4% +37% Credit Card +5% +17% Agribusiness +29% +36% SMBs +9% +93% FGTS -2% -4% Personal +11% +50% Home Equity +5% +34% Real Estate QoQ YoY -1,5 p.p. -6,3 p.p. Credit Card -0,1 p.p. -0,0 p.p. All-In Loan Rate -0,1 p.p. +1,4 p.p. Personal + FGTS +2,2 p.p. +0,5 p.p. SMBs +0,7 p.p. +1,5 p.p. Real Estate + Home Equity 200% of CDI (2Q24) Note 1: Including hedge accounting results from each loan portfolio, as of note 27 of IFRS Financial Statements in line “Future and Swaps”. Note 2: Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. Note 3: Home Equity includes both business and individuals’ portfolio. Nota 4: Excluding Home Equity. 2 3 4

EARNINGS PRESENTATION | 2Q24

Capital allocation focused on maximizing ROE while creating franchise value

2Q24 Gross Loan Portfolio Growth and Balance

In % YoY and in R$ billions


YoY Growth
Portfolio Size
93%
R$ 2.6 Bn
Δ +1.5 bn
50%
R$ 2.8 Bn
Δ +0.9 bn
37%
R$ 10.5 Bn
Δ +2.8 bn
36%
R$ 4.4 Bn
Δ 1.1 bn
34%
R$ 6.9 Bn
Δ +1.8 bn
35%
Total Loan Portfolio Growth
-4%
R$ 5.0 Bn
Δ -0.1bn
Loan
FGTS
Home Equity¹
Credit Card
SMBs
Real Estate³
Personal²
RWA Weight
50%-60%
30%-40%
60%-75%
80%-70%
30%-40%
50%-75%


inter

Note 1: Home Equity includes both business and individuals' portfolio. Note 2: Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. Note3: Excluding Home Equity Loans.

18

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Stable outlook, with sequential improvements across C.C. cohorts Stable NPL trends, with record-low NPL 15 to 90 days New cohorts of credit cards continue to perform strongly 3 4 5 6 7 8 9 10 11 12 4.7% 4.7% 4.6% 4.8% 4.7% 4.9% 4.9% 4.8% 5.0% 5.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 2Q23 3Q23 4Q23 1Q24 2Q24 NPL > 90 days NPL > 90 days (Excl. Antic. of CC Receivables) 4.2% 4.3% 4.0% 4.4% 3.9% 4.4% 4.5% 4.2% 4.6% 4.3% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 2Q23 3Q23 4Q23 1Q24 2Q24 NPL 15-90 days NPL 15-90 days (Excl. Antic. of CC Receivables) 1.63% 1.65% 1.52% 1.52% 1.65%1.63% 1.63% 1.51% 1.55% 1.67% 0 .0% 0 .5% 1. 0% 1. 5% 2 .0% 2Q23 3Q23 4Q23 1Q24 2Q24 NPL Formation Stage 3 Formation NPL > 90 days1 In % Credit Cards NPL > 90 Days per Cohort2 In % NPL 15 to 90 days1 In % NPL and Stage 3 Formation3 In % Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. Note 3: NPL formation is calculated considering: (overdue balance higher than 90 days in the current quarter – overdue balance higher than 90 days in the previous quarter + write-off change in the current quarter) ÷ Credit Portfolio Balance in the previous quarter. Stage 3 Formation = ( Δ Stage 3 Balance + Write-Offs of the period ) ÷ Total Credit Balance of previous period. From 1Q23 onwards IFRS and BACEN GAAP write-off methodology converged. 1Q24 4Q21 19

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Coverage Ratio2 In % 6.2% 5.9% 5.2% 5.2% 5.0% 6.5% 6.2% 5.4% 5.4% 5.3% 2Q23 3Q23 4Q23 1Q24 2Q24 Cost of Risk Cost of Risk (Exc. Anticip. of CC Rec.) 130% 132% 132% 131% 130% 2Q23 3Q23 4Q23 1Q24 2Q24 Cost of Risk1 In % Stable levels in cost of risk and coverage ratio Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. 1Q22: managerial number, excluding non-recurrent provision. Note 2: Including Provision for expected loss. 20 Cost of Risk reached the lowest level since 2022 Collateralized portfolio providing resiliency

EARNINGS PRESENTATION | 2Q24

Strong accelerating of deposits growth across products

~17 million clients trusting Inter with their deposits

Highest deposits YoY growth since 1Q23




Funding & Funding per Active Client
In R$ billions & in R$ thousands
2.59
2.64
2.60
2.48
2.46
2.56
2.65
2.51
2.60
QoQ
YoY
+3%
+5%
Funding per Active Client[1]
47.8
+9%
+34%
Total
+10%
+34%
Other[2]
+4%
+22%
Securities Issued
+11%
+45%
Time Deposits[3]
+9%
+29%
Transactional Deposits[4]
2Q22: 27.7; 12% 3.3; 22% 6.1; 31% 8.6; 35% 9.8
3Q22: 30.8; 13% 3.9; 22% 6.9; 31% 9.6; 34% 10.4
4Q22: 32.8; 14% 4.5; 19% 6.2; 32% 10.5; 35% 11.6
1Q23: 33.5; 13% 4.2; 20% 6.6; 35% 11.7; 33% 11.0
2Q23: 35.7; 11% 3.9; 20% 7.0; 36% 13.0; 33% 11.7
3Q23: 39.6; 12% 4.7; 19% 7.5; 38% 15.1; 31% 12.3
4Q23: 43.5; 11% 4.7; 19% 8.1; 38% 16.3; 33% 14.4
1Q24: 43.8; 11% 4.8; 19% 8.2; 39% 16.9; 32% 13.8
2Q24: 47.8; 11% 5.3; 18% 8.5; 39% 18.8; 32% 15.1

Note 1: Funding per active client considers total funding divided by the total number of active clients of the quarter. Note 2: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending).
Note 3: Excluding Conta com Pontos balance. Note 4: Includes Conta com Pontos correspondent balance and demand deposits.

21

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Avg. CDI of Quarter Cost of Funding Cost of Funding as % of CDI Cost of Funding In %, annualized Low cost of funding as a strong competitive edge Note 1: Average CDI daily rate during the quarter. 1 10.27% 12.38% 13.47% 13.65% 13.65% 13.65% 13.28% 12.24% 11.28% 10.51% 5.6% 7.1% 7.9% 7.5% 8.1% 8.0% 8.2% 7.2% 7.0% 6.8% 54.9% 57.3% 59.0% 54.8% 59.7% 58.6% 61.7% 59.2% 61.9% 64.3% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 22 Lowest cost of funding since 1Q22, reaching 6.8% Transactional Deposits and lowering CDI rates continue to boost performance

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 64% 65% 67% 69% 70% 65% 67% 69% 70% 36% 35% 33% 31% 30% 35% 33% 31% 30% 0.9 0.9 1.0 1.0 1.2 1.3 1.3 1.4 1.5 1.5 1.5 1.7 1.8 1.9 2.1 2.2 2.3 2.4 - 0 .5 1 .0 1 .5 2 .0 2 .5 3 .0 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Revenue In R$ billions Consistent growth across revenue streams 23 QoQ YoY +5% +24% Total Gross Revenue +6% +29% Total Net Revenue +4% +29% Net Fee Revenue +6% +28% Net Interest Income Ongoing repricing strategy, impacted by lower inflation in the quarter Positive dynamics from growth consumer finance portfolio for the following quarters Note: Definitions are in the Glossary section of this Earnings Presentation.

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 ARPAC and CTS Evolution In R$, monthly 12.8 13.5 14.9 17.1 17.9 17.7 18.5 19.2 28.6 30.6 28.8 29.6 30.5 30.2 30.1 30.4 15.8 17.1 13.8 12.5 12.7 12.5 11.7 11.1 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Maximizing value through economies of scale and client monetization Note 1: Net of interest expenses. 24 QoQ YoY +1% +2% Net ARPAC -5% -11% Cost to Serve +4% +12% Margin per Active Client (Net of Interest Expenses) Strong ARPAC with decreasing CTS Record margin per active client1

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Risk-Adjusted1 NIM 2.0 Risk-Adjusted1 NIM 1.0 4th consecutive quarter of risk-adjusted NIM improvement NIM 2.0 NIM 1.0 Risk-Adjusted NIM In % 25 3.9% 3.4% 4.4% 3.8% 4.1% 3.9% 4.3% 4.5% 4.6% 4.6% 3.9% 5.1% 4.4% 4.8% 4.6% 5.0% 5.3% 5.5% 7.0% 6.4% 7.2% 7.4% 8.1% 7.8% 7.6% 7.8% 7.8% 8.1% 7.4% 8.4% 8.7% 9.5% 9.2% 9.0% 9.2% 9.2% 2. 0% 3. 0% 4. 0% 5. 0% 6. 0% 7. 0% 8. 0% 9. 0% 10. 0% 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Record Risk-Adjusted NIMs Note 1: NIM excluding Impairment losses on financial assets for Net Interest Margin. See glossary for full definition.

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Note 1: IFRS Financial Statements lines: “Personnel expenses”, “Depreciation and Amortization”, “Administrative Expenses”. Note 2: Others = third party services; rent, condominium fee and property maintenance; provisions for contingencies and Financial System services. Note 3: Data processing and information technology. Note 4: Personnel Expenses including Share-based and M&A Expenses. Salaries and benefits (including Board). 172 176 240 172 186 211 221 190 204 169 190 178 209 200 190 180 207 173 32 23 40 20 21 22 30 34 4936 36 56 38 41 41 41 42 53 148 166 171 157 127 151 154 154 181557 592 685 596 575 614 628 628 660 - 50 5 0 15 0 2 50 3 50 4 50 5 50 6 50 7 50 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Expenses Breakdown1 In R$ millions 26 Spending in strategic fronts that drive long-term value QoQ YoY +5% +15% Total +18% +43% Other +27% +29% D&A +44% +132% Advertising & Marketing -17% -14% Data Processing +7% +10% Personnel 2 4 3 Strategic areas of spending: • People • Marketing and Branding • Technology

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 114 119 115 137 140 158 172 179 192 202 100 89 89 95 108 96 91 98 100 100 104 7 0 10 0 13 0 16 0 19 0 2 20 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 88.3% 71.9% 68.3% 75.0% 73.4% 62.4% 53.4% 52.4% 51.4% 47.7% 47.9% 21.5% 18.7% 21.2%22.3% 25.7% 18.0%17.3%18.0%18.1% 14.5%14.8% 66.8% 53.2% 47.1% 52.7% 47.7% 44.3% 36.1% 34.4% 33.2% 33.3%33.1% 10% 2 0% 3 0% 4 0% 5 0% 6 0% 7 0% 8 0% 9 0% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Personnel + Adm Expenses Total Administrative Eff. Ratio Personnel Eff. Ratio Consistent revenue growth and expense control through quarters Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Net revenue = total net revenue - tax expenses. Revenue vs. Expenses In %, index in a 100 basis Efficiency Ratio In % Net revenue1 27 Consistent Efficiency Ratio, on track with the plan Positive operational leverage trend

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 -2.6% -1.4% 0.8% -1.7% 1.6% 1.4% 3.6% 5.7% 8.5% 9.7% 10.4%Earnings Before Tax, Net Income & ROE In R$ millions and in % Pre-tax Income Net Income ROE Surpassing double digit ROE milestone (56) (29) 16 (30) 29 24 64 104 160 195 223 -111 -100 12 -70 -20 6 80 145 208 274 298 -150 -100 -50 0 50 100 150 200 250 300 350 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 28Note: Definitions are in the Glossary section of this Earnings Presentation.

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Closing Remarks

EARNINGS PRESENTATION | 2Q24

2Q24: On track towards the 60/30/30 plan

2Q24

Progress Since 3Q22

33.3mm
Total Clients


+55.3%
+42 bps
Δ QoQ
+52.2%
2Q23
2Q24

Increasing activation

+47.9%
Efficiency Ratio


+53,4%
+47.9%
-12 bps
Δ QoQ
2Q23
2Q24

Operating <50%

+10.4%
ROE


+10.4%
+71 bps
Δ QoQ
+3.6%
2Q23
2Q24

Surpassing 2-digits

Note: Definitions are in the Glossary section of this Earnings Presentation.

30

EARNINGS PRESENTATION | 2Q24

Welcoming **new senior team members**

Organizational changes



Alexandre Riccio
Brazil CEO



Rafaela Vitória
Chief Economist & IRO

New officers



Rui Leandro
Tax Officer



Mônica Sccarelli
Investments Officer



Marcelo Dantas[1]
Finance Officer



Fernando Bacchin
Transactional Products Officer

Board Members



Jim Allen
Independent Board Member

Note 1: Marcelo Dantas will officially assume his role as Finance Officer on September 2nd, 2024.

31

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Appendix

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 33 Loan Portfolio QoQ Growth RWA QoQ Growth Tier-I Ratio In % Capital ratio comprised exclusively of high- quality core Tier I capital Several opportunities to continue redeploying capital into loan growth Tier-I capital Source: Banco Inter Bacen GAAP Financial Statements. 32.9% 29.8% 24.1% 23.0% 22.8% 23.7% 23.0% 20.3% 19.3% 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 9% 12% 2% 3% 3% -4% 6% 8% 6% 7% 11% 11% 2% 5% 7% 10% 4% 11% -6% -4% -2% 0% 2% 4% 6% 8% 1 0% 1 2% 1 4%

EARNINGS PRESENTATION | 2Q24

Balance Sheet (In R$ million)

	06/30/2024	06/30/2023	Variation % ΔYoY
Balance Sheet			
Assets			
Cash and cash equivalents	2,797	3,672	-24%
Amounts due from financial institutions	5,280	2,557	107%
Compulsory deposits	3,726	1,704	119%
Securities	18,276	14,170	29%
Derivative financial instruments	7	4	98%
Net loans and advances to customers	30,807	23,524	31%
Non-current assets held-for-sale	180	177	2%
Equity accounted investees	88	72	23%
Property and equipment	194	179	8%
Intangible assets	1,662	1,303	28%
Deferred tax assets	1,218	940	30%
Other assets	2,338	1,701	37%
Total assets	**66,573**	**50,003**	**33%**
Liabilities			
Liabilities with financial institutions	10,914	8,024	36%
Liabilities with clients	35,978	26,299	37%
Securities issued	8,543	7,006	22%
Derivative financial liabilities	14	28	-50%
Other liabilities	2,517	1,328	89%
Total Liabilities	**57,966**	**42,686**	**36%**
Equity			
Total shareholder's equity of controlling shareholders	8,462	7,204	17%
Non-controlling interest	146	114	28%
Total shareholder's equity	**8,608**	**7,318**	**18%**
Total liabilities and shareholder's equity	**66,573**	**50,003**	**33%**

Income Statement (In R$ million)

	2Q24	2Q23	Variation % ΔYoY
Income Statement			
Interest income from loans	1,172	1,151	2%
Interest expenses	(773)	(692)	12%
Income from securities and derivatives	630	343	84%
Net interest income	**1,030**	**802**	**28%**
Revenues from services and commissions	397	299	33%
Expenses from services and commissions	(33)	(32)	4%
Other revenues	85	81	4%
Revenue	**1,479**	**1,150**	**29%**
Impairment losses on financial assets	(421)	(399)	6%
Net result of losses	**1,057**	**751**	**41%**
Administrative expenses	(403)	(348)	16%
Personnel expenses	(204)	(186)	10%
Tax expenses	(99)	(72)	37%
Depreciation and amortization	(53)	(41)	29%
Income from equity interests in affiliates	(0)	(23)	-99%
Profit / (loss) before income tax	**298**	**80**	**N/M**
Income tax and social contribution	(75)	(16)	N/M
Profit / (loss)	**223**	**64**	**247%**

34

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Non-IFRS measures and KPIs – Market Share Definitions (Page 6) Note 1: The total number of individuals with with bank accounts in Brazil, based on data from Banco Central do Brasil, as of June 30th, 2024 compared to June 30th, 2023. Note 2: The total number of individual accounts in Inter Brazil (PFs) as of June/2024 compared to June/23. Note 3: The total number of legal entities with bank accounts in Brazil, based on data from Banco Central do Brasil, as of June 30th, 2024 compared to June 30th, 2023. Note 4: The total number of business accounts in Inter Brazil (PJs) as of June/2024 compared to June/23. Note 5: The growth in FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from the second quarter of 2024 compared to the second quarter of 2023. Note 6: Inter FGTS (Guarantee Fund for Time of Service) loan portfolio as of June 30th, 2024 compared to June 30th, 2023. Note 7: The total TPV (Total Payment Volume) of Brazil from January/2024 to March/2024 compared to January/23 to March/23, according to Abecs. April 2024 to June 2024 Abecs data were not available as of the date of this Earnings Presentation. Note 8: The total TPV (Total Payment Volume) of Inter in Brazil for the second quarter of 2024 compared to the second quarter of 2023. Note 9: The total Home Equity Portfolio in Brazil according to ABECIP as of June/2024 compared to June/2023. Note 10: The total Home Equity PF portfolio of Inter as of June/2024 compared to June/2023. 35

E A R N I N G S P R E S E N T A T I O N | 2 Q 2 4 Non-IFRS measures and KPIs – Market Share Definitions (Page 7) Note 1: Total number of individuals with active relationships with banks in Brazil, based on data from Banco Central do Brasil (Bacen), as of June/2024. Note 2: Total number of individual accounts in Inter Brazil (PFs) as of June/2024. Note 3: Total number of PIX transactions made within the SPI only as of 2Q24. Note 4: Total number of Inter’s PIX transactions made within the SPI only as of 2Q24. Note 5: Considering the potential market share as % of penetration of individual accounts in Brazil as of June/24. Note 6: Total TPV of Brazil from January/2024 to March/2024 according to ABECS. Note 7: Total TPV of Inter in Brazil for the 2Q24. Note 8: Considers the potential within client base as the total TPV as of 1Q24 according to ABECS divided by the total number of active cards in 1Q24 according to Bacen times the total number of Inter’s cards as of 2Q24. Note 9: Total number of legal entities with active relationships with banks in Brazil, based on data from Bacen, as of June/2024. Note 10: Total number of business accounts in Inter Brazil (PJs) as of June/2024. Note 11: Total number of business accounts in Inter Brazil (PJs) as of June/2024 summed with the number of CNPJs of current PFs clients that don't have a business account with Inter. Note 12: Total “crédito consignado pessoa física” portfolio (Payroll PF) as of June/2024 according to Bacen. Note 13: Total Inter’s payroll PF as of June/2024, excluding FGTS and cartão consignado. Note 14: Market Potential for Payroll Loans = (Total individuals with payroll loans by December/2023 (DataPrev) * Brazil's population according to IBGE) * (Inter's total individual accounts * Average consignado portfolio per person in Brazil) + (Total payroll pf (Bacen) * Number of individuals with payroll loans (DataPrev). Note 15: Total credit card loan portfolio as of June/2024 according to Bacen (PF and PJ). Note 16: Inter’s total credit card loan portfolio as June/2024. Note 17: Market Potential for Credit Card Loans = (Total credit card loan portfolio / Number of active credit cards in Brazil as of March/2024 (Bacen)) * (Half the number of cards at Inter). Note 18: Total FGTS portfolio estimated by multiplying Inter’s share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) as of 2Q24 by Inter’s June/2024 FGTS loans portfolio. Note 19: Inter’s June/2024 FGTS loans portfolio. Note 20: FGTS Balance Potential = (Brazilians with FGTS balance by December/2022 from Caixa Econômica Federal) / (Total Brazilian population in 2022 according to IBGE) * (% of Brazilians opting for Saque Aniversário) * (Proportion of total FGTS alienação divided by total FGTS Saques) * (Number of Inter's PF clients by June/2024) * (Average implied loan FGTS loan portfolio). Note 21: Total Home Equity Portfolio in Brazil according to ABECIP as of June/2024. Note 22: Total Home Equity PF portfolio of Inter as of June/2024. Note 23: Potential for Home Equity (estimative) = (Number of Home Equity PF contracts according to ABECIP) / (Number of Brazilians according to the IBGE 2022 census) * (Number of PF clients at Inter as of June/2024) * (Average Home Equity PF contract amount according to ABECIP as of June/2024). 36

EARNINGS PRESENTATION | 2Q24

Non-IFRS measures and KPIs

Activation Rate:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of clients at the end of the quarter}}$$

Active clients:

We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period.

Active clients per employee:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of employees at the end of the quarter, including interns}}$$

Administrative efficiency ratio:

$$\frac{\text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Annualized interest rates:

Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables.

Anticipation of credit card receivables:

Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions".

ARPAC gross of interest expenses:

$$\frac{(\text{Interest income} + (\text{Revenue from services and comissions} - \text{Cashback} - \text{Inter rewards}) + \text{Income from securities and derivarives} + \text{Other revenue}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC net of interest expenses:

$$\frac{(\text{Revenue} - \text{Interest expenses}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC per quarterly cohort:

Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

Assets under custody (AuC):

We calculate assets under custody, or AUC, at a given date as the market value of all retail clients' assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

Card fee revenue:

It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

Client acquisition cost (CAC):

The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter.

37

EARNINGS PRESENTATION | 2Q24

Non-IFRS measures and KPIs

Card+PIX TPV:
PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

Card+PIX TPV per active client:
Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities} \\ \text{(demand deposits, time deposits, savings deposits, creditors by} \\ \text{resources to release, securities issued, securities sold under agreements to repurchase,} \\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers}}$$

Cost of risk excluding anticipation of credit card receivables:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of Loans and advances to customers} \\ \text{excluding anticipation of credit card receivables}\end{array}}$$

Cost of risk excluding credit card:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers excluding credit card}}$$

Cost-to-serve (CTS):

$$\frac{(\text{Personnel Expense} + \text{Administrative Expenses} - \text{Total CAC}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Fee revenue ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

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EARNINGS PRESENTATION | 2Q24

Non-IFRS measures and KPIs

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue

Net interest income:

Interest Income + Interest Expenses + Income from securities and derivatives

Net revenue:

Net interest income + Net result from services and commissions + Other revenue

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

NIM 1.0 – IEP – Credit Card Transactional Portfolio:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions + Securities + Derivatives + Net loans and advances to customers) – Credit card transactor portfolio}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions + Securities + Derivatives + Net loans and advances to customers)}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter – Overdue balance higher than 90 days inthe previous quarter + Write – off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

39

EARNINGS PRESENTATION | 2Q24

Non-IFRS measures and KPIs

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} - \text{Impairment losses on financial assets}}$$

Risk-adjusted NIM 1.0

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets}) \times 4}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers)} - \text{Credit card transactor portfolio}}$$

Risk-Adjusted NIM 2.0:

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets}) \times 4}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers)}}$$

SG&A:

$$\text{Administrative Expenses} + \text{Personnel Expenses} + \text{Depreciation and Amortization}$$

Securities:

$$\text{Income from securities and derivatives} - \text{Income from derivatives}$$

Stage 3 formation:

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

$$\text{Interest income} + (\text{Revenue from services and commissions} - \text{Cashback expenses} - \text{Inter rewards}) + \text{Income from securities and derivatives} + \text{Other revenue}$$

40

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: August 7, 2024